[LOGO]                                                                Dodie Kent
                                      Vice President & Associate General Counsel
                                                              212-314-3970 (Tel)
                                                              212-314-3959 (Fax)

October 15, 2009

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. Sonny Oh - Staff Attorney
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE: AXA Equitable Life Insurance Company
    Separate Account 49 of AXA Equitable Life Insurance Company
    Retirement Cornerstone(SM) Series
    Pre-effective Amendment No. 2 filed on Form N-4
    File Nos. 811-07659 and 333-160951

Dear Mr. Oh:

We are in receipt of your letter to our outside counsel, Christopher E. Palmer, dated September 29, 2009 regarding the above-referenced filing. Below, we respond to the staff's comments on the Retirement Cornerstone(SM) Series prospectus and statement of additional information ("SAI") included in the filing. We first set forth each specific staff comment and then provide our response. If applicable, we provide a page reference to revised disclosure in the prospectus. We will make an additional Pre-effective amendment filing, as appropriate, to respond to comments that we did not address here, as well as any additional comments the Staff may have.

1.  GENERAL

COMMENT 1.A. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract. In doing so, please disclose the basis for not including multiple class identifiers for the various contract versions.

RESPONSE 1.A.

The contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract. In particular, the cover page of the prospectus lists the contract name as "Retirement Cornerstone Series." That matches exactly the class/contract identifier used in EDGAR (C000080571). The


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Retirement Cornerstone(SM) Series contract is described in a single prospectus, included in the registration statement, and is offered in several versions, each of which differs primarily based on the expense structure. Where, as here, a contract is offered with several available charge structures and optional guaranteed benefits, all described in a single prospectus, we believe the EDGAR class identifier should match the overall contract name. Rule 313 of Regulation S-T provides that, for a separate account, the "class" identifier is in fact a "contract" identifier. Therefore, if a single contract has different charge structures or benefits, there is no separate identifier for each version. Instead, the contract itself is given the class/contract identifier.

COMMENT 1.B. If you seek to rely on the rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation. See Release No. 33-8996 (January 8, 2009).

RESPONSE 1.B.

Rule 12h-7, which went effective May 1, 2009, provides an exemption for issuers of certain securities from the duty under Section 15(d) of the 1934 Act to file 1934 Act reports with respect to certain registered securities provided certain conditions are met, including the requirement in Rule 12h-7(f) that the prospectus for the securities that contain a statement indicating that the issuer is relying on the exemption provided by the rule. No representation is required in the prospectus included in the Amendment because neither the Company nor the separate account are relying on Rule 12h-7. The separate account meets its 1934 Act reporting requirements through the filing of reports on Form N-SAR. With respect to the Company, we note both: (1) that we do not believe that the filing of a registration statement on Form N-4 triggers 1934 Act reporting for the Company (see, e.g., Rel. No. 33-8933, at n.80 (June 25, 2008) (proposing Rule 12h-7); and (2) that in any event the Company currently files 1934 Act reports for other reasons.

COMMENT 1.C. The prospectus juxtaposes use of the phrases "Guaranteed benefit variable investment options" and "Guaranteed benefit investment options" at several, points in the prospectus, for example, the third and fourth bullet points on page 49. Also, the glossary provides a cross-reference page for Guaranteed benefit investment options but not for Guaranteed benefit variable investment options.

The staff is concerned under these circumstances about the potential for investor uncertainty as to whether the phrase "Guaranteed benefit variable investment options" or "Guaranteed benefit investment options" is intended at any point in the prospectus (e.g., the second paragraph on page 36). This concern is exacerbated by the potential for confusion as to just how the Guaranteed benefit investment options differ from the Guaranteed benefit variable investment options when the only such option that is non-variable (a special DCA option) is unambiguously identified only in one location in the prospectus (i.e., on page 47).

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To avoid this potential confusion, please delete the use of the phrase
"Guaranteed benefit investment options" and replace it with a phrase more distinct from "Guaranteed benefit variable investment options" to more clearly convey the intention to refer to this larger set of investment options e.g., "Guaranteed benefit variable investment options and the Guaranteed benefit DCA option."

In the alternative, please make sure the difference between the Guaranteed benefit investment options and the Guaranteed benefit variable investment options is made clear in the summary and resolve the various discrepancies cited elsewhere in this letter that appear to confuse the terms or have the potential to confuse an investor as to the use of the terms. We note, too, that sometimes the phrase "investment options" is used when it is clear that "Guaranteed benefit investment options" is intended (see e.g., the second paragraph of the Custom Selection Rules on page 35). Please ensure that all uses of the phrase investment options, however modified, are both consistent and accurate throughout the prospectus.

RESPONSE 1.C.

This terminology has been modified to be both consistent and accurate throughout the prospectus. The terms "Guaranteed benefit investment options" and "Non-Guaranteed benefit investment options" are no longer used.

The investment options available with the guaranteed portion of the contract are referred to as the "Guaranteed benefit variable investment options" or, when including amounts in a Special DCA program designated for these options, the "Guaranteed benefit variable investment options and contribution amounts in a Special DCA program designated for transfer to the Guaranteed benefit variable investment options." The account value for the guaranteed benefits is referred to as the "Guaranteed benefit account value".

The investment options available with the non-guaranteed portion of the contract are referred to as the "Non-Guaranteed benefit variable investment options" or, when including amounts in a Special DCA program designated for these options, the "Non-Guaranteed benefit variable investment options and contribution amounts in a Special DCA program designated for transfer to the Non-Guaranteed benefit variable investment options." The account value for the non-guaranteed benefits is referred to as the "Non-Guaranteed benefit account value".

COMMENT 1.D. Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company's guarantees under the contract or will the company be primarily responsible for paying out on any guarantees associated with the contract) or support agreements ((e.g., pertaining to capitalization of the company) with third parties.

RESPONSE 1.D.

The Company does not have any agreement with any third party providing a guarantee of the particular benefits or guarantees under the contracts. The Company, however, does have standard mortality reinsurance arrangements with reinsurance companies with

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respect to the Company's business generally. The Company remains primarily responsible for paying out on any benefits or guarantees associated with the contracts, regardless of such reinsurance. The Company does not have any agreement with any third party providing any commitment or guarantee of capital support for the Company.

COMMENT 1.E. Please explain to the staff the legal basis for providing multiple versions of the variable contract within a single registration statement.

Moreover, presuming the registrant is permitted to retain this format, please note that the prospectus should briefly disclose the reason for offering multiple versions including disclosure in the summary that the versions are identical except as noted in the summary and the reasons why a prospective owner might decide to choose one version over the others in the summary as well.

RESPONSE 1.E.

As explained in Response 1a, the Company plans to offer the Retirement Cornerstone Series contracts in several versions with differing fee structures, Series B, Series C, Series L and Series CP. Those versions, however, vary only in limited respects and therefore all versions are included in a single prospectus. Because there is a single prospectus, there is need for only a single registration statement. This is not a situation where multiple prospectuses are included in a single registration statement, the subject addressed in the staff's 1995 industry comment letter.

A section will be added to the summary regarding the different versions of the contract in Pre-effective amendment No. 3.

PROSPECTUS

2. Front Cover Page

COMMENT 2.A. The prospectus states in the first sentence of the second paragraph of page 1 that it "provides a description of all material provisions of the contract." In addition, the paragraph subsequently notes that "because certain provisions may be changed after the date of the prospectus, the description...is qualified in its entirety," and that there may be state variations.

To avoid an inference that "a description of all material provisions" may not necessarily mean describing all material rights and obligations in those provisions, please revise the first sentence to note that the prospectus describes all material rights and obligations under the contract. In addition, please revise the paragraph to avoid an inference seemingly suggested by the second disclosure cited above the prospectus may in fact not describe all material contractual rights and obligations, given that "certain provisions may be changed after the date of the prospectus," or given that there will be state variations.

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RESPONSE 2.A.

We have modified the disclosure on the cover page accordingly.

COMMENT 2.B. With respect to disclosure regarding the insurance company's ability to refuse, limit, and/or terminate contributions both here and throughout the prospectus, please also highlight the impact this may have on the value and benefits of an owner's contract including any Guaranteed benefits.

For example, the last sentence of the paragraph preceding "Possible changes to the Custom Selection Rules" on page 36 should be highlighted. Please also describe generally in the same section the circumstances under which contributions and allocations will be limited or refused.

RESPONSE 2.B.

We have revised the disclosure appearing on cover page 2 of the prospectus. On page 38, similar disclosure has been highlighted.

COMMENT 2.C. In addition to identifying the Trusts that the variable investment options may invest in, please also specifically identify each of the available Portfolios. Item 1(a)(viii).

RESPONSE 2.C.

Because the contract offers more than 90 portfolios of more than 17 fund registrants, we will identify each trust and portfolio on an inserted page following the cover page. This approach preserves the clarity and readability of the cover page of the prospectus while responding to the staff's request that all portfolios be listed.

The complete list of trusts and portfolios will be included in Pre-effective Amendment No. 3, as the list is currently not finalized.

COMMENT 2.D. Please briefly describe the credit that is only offered through Series XC including disclosure that the expenses for a contract with the credit may be higher than expenses for a contract without the credit and that the amount of the credit may be more than offset by the additional fees and changes associated with the credit.

RESPONSE 2.D.

The Company has added footnote (1) to the cover page of the prospectus.

3. SERIES AT A GLANCE - KEY FEATURES (PAGE 9)

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COMMENT 3.A. Please include a brief description of "free look" rights under the contract and a cross-reference to the fuller discussion of those rights on page 46.

RESPONSE 3.A.

The Company has added a description of the contract owner's "free look" rights by adding "Your right to cancel" on page 12. Also, a cross-reference to the fuller discussion of those rights has been added.

Comment 3.b. Under "Contribution amounts" on page 10, please disclose the maximum contribution limits or at least provide a cross-reference to the fuller discussion of them.

RESPONSE 3.B.

The Company provides maximum contribution amounts for the contracts on page 18 in the third paragraph under "How you can purchase and contribute to your contract."

COMMENT 3.C. The prospectus notes on page 44 that the GIB will be terminated if the Guaranteed benefit account value falls to zero due to an Excess withdrawal. In addition, the prospectus notes on page 42 that withdrawal benefits are tied to the GIB Benefit Base and on page 41 that only amounts allocated to the Guaranteed benefit investment options will be included in that base. However, the summary notes in the Guaranteed Income Benefit section on page 9 only that certain withdrawals "may cause a significant reduction in...benefits." Accordingly, please revise the summary to note that certain withdrawals can also cause the termination of the benefit and that investment restrictions apply.

RESPONSE 3.C.

The Company has revised the disclosure on page 10 under "Guaranteed income benefit".

COMMENT 3.D. The fourth bullet in the second column on page 1 relating to Qualified Plans notes parenthetically the phrase "transfer contributions only." The prospectus notes on pages 21, 25 and 28 that no payroll contributions are accepted as contributions to contracts used as vehicles for qualified plans. Please clarify the term "transfer contributions" to make this clear.

RESPONSE 3.D.

On pages 22, 26 and 29, we provide disclosure for "Qualified Plans" in the column entitled "Source of contributions" that transfer contributions must be from other investments within an existing qualified plan trust.

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COMMENT 3.E. The first bullet point at the top of page 9 states that Guaranteed benefit investment options consist only of "Guaranteed variable investment options." Please note that "Guaranteed variable investment options" does not appear to be a defined term and may have been intended to refer to Guaranteed benefit variable investment options. Please clarify what is intended. Secondly, this disclosure conflicts with the disclosure on pages 33 and 47, which states that amounts allocated to a special DCA option can count toward the Guaranteed income benefit base. Please resolve the discrepancy or clarify better on page 9 what components make up the Guaranteed benefit investment options.

RESPONSE 3.E.

We have added disclosure on pages 11 and 12 regarding the investment options available under the contracts. Also, please see our response to Comment 1.c.

COMMENT 3.F. Please explain to the staff the relevance of disclosing the "Additional features" with the asterisk footnote given that they will not be available for at least another year?

RESPONSE 3.F.

Both the optional rebalancing program and the automatic transfer program (renamed the "systematic account sweep program") are optional programs that will not be active until December 1, 2010. However, contract owners can enroll in these programs as part of the application process and we will implement program instructions on or about December 1, 2010.

4. Fee table (page 12)

COMMENT 4.A. The fee table notes that the maximum charge for transfers is $35, but footnote 3 only states that there currently are no limits on transfers. Please revise the footnote to remove the ambiguity as to what is the number of transfers the contract reserves the right to set, above which this stated maximum charge would actually be imposed.

RESPONSE 4.A.

We have revised footnote (3) on page 15 to provide additional information regarding the transfer charge.

COMMENT 4.B. The entries for the fees applicable to the two guaranteed minimum death benefit options listed at the bottom of page 12 do not indicate whether these are maximum or current fees, unlike the entries for the guaranteed minimum death benefit option listed on page 13. Please revise the fee table to indicate whether these are maximum or current charges.

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RESPONSE 4.B.

There is no charge associated with the Return of Principal death benefit. Unlike the "Greater of" death benefit the charge associated with the Annual Ratchet death benefit is fixed and, as such, cannot be qualified as either "current" or "maximum".

COMMENT 4.C. Footnote 14 to the portfolio fee table on page 14 indicates that AXA Equitable may be reimbursed for any fees waived pursuant to any expense limitation agreements. Please disclose how long after an expense has been waived a reimbursement may be sought.

RESPONSE 4.C.

Per Item 3(a) of Form N-4, the fee table will present the minimum and maximum total operating expenses charged by a portfolio company. Accordingly, the footnotes relating to this table that appeared in Pre-effective Amendment No. 1 have been removed. Information regarding the reimbursement of any fees waived pursuant to any expense limitation agreement is presented in the prospectus for each portfolio company.

COMMENT 4.D. Examples (page 15)

        i. Please confirm that the examples on page 14 will reflect the highest combination of applicable contract charges and, revise the introductory narrative accordingly.

        ii. Please revise the second sentence of the second paragraph ("based on the charges paid in 2008") in light of the fact that this is a brand new contract.

        iii. Please confirm the accuracy and disclose the basis for employing a Roll-up rate of 8% as stated in the last sentence of the second paragraph.

        iv. For Series XC, please confirm that the credit is not reflected in either set of examples.

RESPONSE 4.D (I.)

We confirm that the examples will reflect the highest combination of applicable contract charges. For the example that includes the "Greater of " death benefit and the GIB, that example will include charges based on the highest guaranteed minimum Annual Roll-up rate, which is 8%. We will include these examples in Pre-effective Amendment No. 3.

RESPONSE 4.D (II.)

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We have revised the second sentence of the second paragraph on pages 16 and 17 to disclose that the estimated annual administrative charge used for the Examples are based on estimated amounts for anticipated sales and contract sizes.

RESPONSE 4.D (III)

The charges for the "Greater of" death benefit and the Guaranteed income benefit charge are calculated as a percentage of their respective benefit bases. Each time a benefit base increases, the corresponding charge for the benefit will also increase. In the section of the prospectus entitled "Guaranteed income benefit", we disclose that the minimum Annual Roll-up rate by which a benefit base increases will never be greater than 8%. Therefore, the Examples assume the maximum charge being applied to the maximum benefit bases for these two benefits. Accordingly, the Company has revised disclosure in the fourth sentence of the second paragraph on page 16.

RESPONSE 4.D (IV)

The Credit for Series CP contracts is taken into account when calculating the Examples. The Company has added a second sentence to the fourth paragraph in the lead-in to the Examples on page 16 and to the third paragraph in the lead-in to the Examples on page 17.

COMMENT 5. Contract features and benefits - How you can purchase and contribute to your contract (page 17)

Comment 5.a. In each applicable table, please reconcile the absence of disclosure regarding the availability of the automatic investment program ($100 monthly or $300 quarterly) with its disclosure in the summary table on page 10 (see asterisk footnote). For example, compare page 19 with page 10 with regard to a Roth IRA under Series B.

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RESPONSE 5.A.

Where applicable, we have added disclosure to the tables on pages 19 - 32 regarding minimum contributions for our automatic investment program.

COMMENT 5.B. Please reconcile the minimum contribution required for an Inherited IRA Beneficiary Continuation Contract under Series B provided on page 20 with that provided in the summary table on page 10.

RESPONSE 5.B.

We have revised the disclosure in the table on Page 21 to reflect the minimum of $10,000 for Inherited IRA Beneficiary Continuation contracts.

COMMENT 6. What are your investment options under the contract? (page 33)

Comment 6.a. The prospectus notes that both the Guaranteed benefit investment options and the Non-Guaranteed benefit investment options include "the account for special dollar cost averaging or the account for special money market dollar cost averaging." Please revise the disclosure on page 33 to avoid an impression that the same special DCA account used for Guaranteed options must necessarily be used for Non-Guaranteed options.

RESPONSE 6.A.

The Company has revised the disclosure in "What are your investment options under the contract?" on page 34 and throughout the prospectus to clearly disclose our Special DCA programs and how they are used to fund the Guaranteed and Non-Guaranteed portions of the contract. Also, please see our response to Comment 1.c.

COMMENT 6.B. The prospectus notes in the first paragraph after the tables that an investor "can allocate to either or both Non-Guaranteed and Guaranteed benefit variable investment options as part of [the investor's] dollar cost averaging "program." The prospectus notes on page 47 that two or more DCA programs are required to invest in both Guaranteed and Non-Guaranteed benefit variable investment options. To avoid confusion, please use the word "programs" or some other word beside "program" on page 33.

RESPONSE 6.B.

We have revised the disclosure in "What are your investment options under the contract?" and use the term "Special DCA programs" when discussing the special dollar cost averaging and the special money market dollar cost averaging programs together.

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COMMENT 7. Custom Selection Rules (applicable to Guaranteed benefit account value only (page 35)

COMMENT 7.A. The prospectus describes what happens to noncompliant allocations in the case of changes to the rules. Please revise the prospectus to clarify what happens to allocations that are noncompliant due to changes in relative market value.

RESPONSE 7.A.

We have revised the disclosure on page 38 under "Possible changes to Custom Selection Rules."

COMMENT 7.B. In the "Possible changes to the Custom Selection Rules" section, please be clear and more complete as to what happens to existing monies as opposed to subsequent contributions and transfers when a change to the Custom Selection Rule occurs.

RESPONSE 7.B.

We have revised the disclosure on page 38 under "Possible changes to Custom Selection Rules."

COMMENT 8. Our Special DCA Programs (page 37)

COMMENT 8.A. In the second paragraph, please clarify the difference between the "account for special dollar cost averaging" and the Guaranteed interest option.

RESPONSE 8.A.

We have added a subsection entitled "Account for special dollar cost averaging" to "What are your investment options under the contract?" on page 37. This subsection describes the account for special dollar cost averaging and distinguishes it from the guaranteed interest option.

COMMENT 8.B. Please briefly describe in the beginning of the section the advantages of the special DCA program over the general DCA program, i.e., why would an owner elect one over the other.

RESPONSE 8.B.

We have added disclosure to the third paragraph on page 39 under the section entitled "Dollar cost averaging".

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COMMENT 8.C. The prospectus details several features applicable to the special dollar cost averaging program, such as an enhanced rate and the 60 day rate lock, but is silent on whether the special money market dollar cost averaging has these features. Please revise the prospectus to clarify the availability of these features under the special money market dollar cost averaging program.

RESPONSE 8.C.

To clearly distinguish the Special dollar cost averaging program from the Special money market dollar cost averaging program, the Company has broken the disclosure into two subsections. In response to the staff's comment, this will make clear that the 60-day rate lock only applies to the Special dollar cost averaging program. See pages 39 and 40.

COMMENT 8.D. The prospectus notes in fourth bullet point what time periods are offered. Please clarify what are the consequences whether an investor may withdraw funds before the expiration of the designated period and, if so, describe any consequences of the withdrawal.

RESPONSE 8.D.

We have added disclosure to describe the impact of a withdrawal from the account for special dollar cost averaging or account for special money market dollar cost averaging prior to the expiration of the programs. This disclosure appears in the eleventh bullet point on page 40.

COMMENT 8.E. The sixth bullet point states that all of an investor's "contribution" must be allocated to the Special DCA program if the investor wants any amounts transferred to any of the Guaranteed benefit variable investment options. Please clarify whether this means contributions cannot be split between a special DCA program and the variable investment options.

RESPONSE 8.E.

We have revised the sixth bullet point on page 40 to make clear that contributions cannot be split between a Special DCA program and other investment options if a contract owner wishes to dollar cost average into the Guaranteed benefit variable investment options.

COMMENT 8.F. The first full bullet point on page 38 notes that all amounts in a special DCA will be transferred at the end of the chosen time period. Please revise the prospectus to note prominently at the beginning of this section that all amounts in a DCA will be transferred at the end of the selected time, which currently does not exceed one year.

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RESPONSE 8.F.

We have moved the disclosure to the first paragraph of the section entitled "Dollar cost averaging" on page 39.

COMMENT 8.G. Please expand the first bullet point appearing on page 38 as to what happens if a request for a withdrawal occurs, as is stated in the last sentence with respect to a transfer.

RESPONSE 8.G.

The last sentence in the tenth bullet point on page 40 discloses what happens if a contract owner requests a withdrawal from a Special DCA program.

COMMENT 9. Credits (for Series XC contracts) (page 38)

COMMENT 9.A. The prospectus notes that the credit will be recaptured under certain circumstances. Please confirm that appropriate exemptive relief has been obtained for the recovery of the credit in all instances described on page 39 and provide appropriate cites.

RESPONSE 9.A.

Under the section "Credit (for Series CP contracts)," the Prospectus states that some or all of the 5% credit applied to contributions may be recaptured. The prospectus further states that the credit may be recaptured under the following circumstances:

(1) excess credit is recaptured when a contract owner fails to fulfill the conditions of an Indication of Intent under the application because the contract owner's total contributions at the end of the first contract year were lower than the Expected First Year Contribution Amount;

(2) the entire credit is recaptured when the contract owner exercises the right to cancel the contract;

(3) the credit that applies to any contribution made within the prior three years will be recaptured if the contract owners starts receiving annuity payments within three years of making any contribution; and

(4) the credit applied within one year prior to death will be recaptured if the contract owner (or older joint owner, if applicable) dies during the one-year period following the receipt of a contribution to which a credit was applied.

The appropriate exemptive relief has been obtained for the recapture of credit in each of the four circumstances listed above. SEE AXA EQUITABLE LIFE INSURANCE COMPANY, Rel.

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No. IC-27421 (July 20, 2006) (notice), Rel. No. IC-27447 (Aug. 18,
2006) (order) (File No. 812-13243) (permitting recapture of credits of up to 6% in each of the four situations listed above), AMENDING PRIOR APPLICATIONS, THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, Rel. No. IC-26170 (Aug. 26, 2003) (notice), Rel. No. IC-26192 (Sept. 26, 2003) (order) (File No.
812-13010); THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, Rel. No. IC-24963 (Apr. 26, 2001) (notice), Rel. No. IC-24980 (May 21, 2001) (order)
(File No. 812-12392); THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, Rel. No. IC-23889 (July 2, 1999) (notice), Rel. No. IC-23924 (July 28, 1999)
(order) (File No. 812-11662); THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, Rel. No. IC-23774 (Apr. 7, 1999) (notice), Rel. No. IC-23822 (May 3,
1999) (order) (File No. 812-11388).

COMMENT 9.B. Please describe in detail (and preferably with an example) how the credit or a portion of the credit will be recovered in each applicable situation.

RESPONSE 9.B.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 9.C. The second to last paragraph of the section states that credits are not considered to be contributions "for purposes of any discussion in this Prospectus." Please expand this discussion to address whether the credits are added to account value for purposes of assessing charges.

RESPONSE 9.C.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 9.D. Please provide an example demonstrating how Excess Credit is recaptured.

RESPONSE 9.D.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 10. Guaranteed minimum death benefit and Guaranteed income benefit base (page 39)

COMMENT 10.A. The prospectus states in the last paragraph of page 39 that the Guaranteed minimum death benefit base and Guaranteed income benefit base are referred to in the following section as the "benefit base." However, the prospectus then introduces in the following paragraph the concepts of the annual ratchet benefit base, the

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Return of Principal benefit base, and the Roll up benefit bases. This plethora of benefit base concepts are then inconsistently referred to, confusing the reader as to, for example on page 40 in the annual ratchet subsection, whether "benefit base" is a subject of or the same as the "annual ratchet benefit base." In addition, the phrase "Guaranteed minimum death benefit base" appears to be a phrase that has no separate meaning and after its introduction on page 39 is not referred to again in the discussion of the various death benefit bases on pages 40 and 41 or in the Minimum Guaranteed Death Benefit on page 44. Please revise the prospectus to minimize the use of defined terms for a death benefit base and use those that remain consistently.

RESPONSE 10.A

We have clarified the disclosure accordingly throughout the prospectus.

COMMENT 10.B. To clarify how the Return of Principal Death Benefit operates, please provide an example of its calculation, including the effect of prior withdrawals. This will require describing in this section how the effect of a withdrawal on a benefit base is calculated.

Similarly, to avoid the multiple cross referencing required in comprehending the discussion of the roll up benefit basis, please provide a description of how "excess withdrawals" and withdrawal amounts are calculated and ensure that the examples intended to be provided in Appendix II as to the "greater of" death benefit bases demonstrate how these are calculated.

RESPONSE 10.B.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 10.C. The prospectus provides on page 40 one instance of how the "benefit base" (presumably the annual ratchet benefit base) is adjusted upward. The prospectus is silent, however, on whether there are any other ways to adjust this benefit base either upward or downward. Please clarify this ambiguity and clarify whether the phrase "benefit base" was intended to mean "annual ratchet benefit base."

Response 10.c.

We have further clarified this disclosure, as reflected on page 43 of the prospectus.

COMMENT 10.D. The prospectus states on page 44 that the Annual Ratchet to 85 death benefit may be purchased on a standalone basis, but the definition of the annual ratchet benefit base in the second and third paragraphs of the Annual Ratchet subsection on page 40 is expressed only in terms of the guaranteed benefit account value, implying that the annual ratchet benefit has no value unless purchased together with the GIB. Please resolve this discrepancy.

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RESPONSE 10.D.

The Annual Ratchet death benefit may be purchased on a standalone basis. The only amounts included in the calculation of this benefit are amounts allocated Guaranteed benefit account value. You may allocate amounts to the Guaranteed benefit account value even if you do not elect GIB. This is disclosed in the prospectus on page 44 under "Guaranteed income benefit" and page 47 under "Death benefit".

COMMENT 10.E. The prospectus notes on page 40 that the benefit base to be used for the "greater of" death benefit reflects a deduction for any "excess withdrawals," while the benefit base for the other death benefits reflect no such deduction. Please confirm that this is what intended.

RESPONSE 10.E.

This is what was intended. The Return of Principal and Annual Ratchet benefit bases are always reduced on a pro rata basis. Only Excess withdrawals and withdrawals in the first four years following a transfer or contribution to the Guaranteed benefit account value will reduce your Roll-up benefit base on a pro rata basis.

COMMENT 10.F. The prospectus indicates on page 41 in the last sentence of the first paragraph of the XC contract subsection that credit amounts transferred to the Guaranteed benefit account value become part of that account value but do not increase the GIB benefit base. Please reflect this exclusion in the earlier discussions as to how the various benefit bases are calculated. In addition, inasmuch as earnings on those credits would also have to be excluded, please clarify the mechanics of how you would track the exclusion of those earnings, including providing an example.

RESPONSE 10.F.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 11. Guaranteed income benefits (page 41)

COMMENT 11.A. This section describes several calculations, some of which can vary given the "greater of" nature of the GIB benefit base and other values. Please ensure that the forthcoming pre-effective amendment includes examples for each of the permutations described in this section, and that the prospectus provides a cross-reference at each description of a calculation to the specific example that demonstrates the calculation.

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RESPONSE 11.A.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 11.B. The fifth paragraph of this section, on page 41, states that "the GIB allows [an investor] to withdraw up to [the investor's] Annual withdrawal amount starting in the sixth contract year ...." To avoid any inference that an investor has no right to withdraw funds in excess of that amount, please clarify that the GIB simply allows those withdrawals without any reduction in the amount available for the benefit beyond a dollar reduction in the base used to calculate the benefit.

RESPONSE 11.B.

We have revised the disclosure on page 44 in the section entitled "Guaranteed income benefit".

COMMENT 11.C. For clarity, please consider revising the caption for the Annual Withdrawal Amount subsection so as remind the reader that the subsection relates only to withdrawals before the Lifetime GIB payment period begins.

RESPONSE 11.C.

We have added a parenthetical statement under the section entitled "Annual withdrawal amount" on page 45.

COMMENT 11.D. The prospectus notes in the first paragraph of the Annual Withdrawal Amount section on page 42 that a withdrawal from the Guaranteed benefit account value reduces the Roll up benefit base on a pro rata basis. The next sentence states that "starting in the sixth contract year, [an investor] may withdraw [the] Annual withdrawal amount on a dollar for dollar basis."

This is unclear for several reasons. First, to the extent the registrant intends to convey in the first sentence that withdrawals that are not within the limits imposed on Annual withdrawals as described later or take place before the sixth contract year reduce a benefit base on a pro rata basis, it would be more clear to state that rather than leave the investor unclear as to the meaning of the word "generally" and as to how it relates to the second sentence.

Second, since the GIB benefit base is the higher of the Roll up benefit base and the Annual ratchet benefit base, it is unclear whether the GIB benefit base or the stated benefit base was intended. Please clarify this ambiguity. Third, an investor may not understand the meaning of pro-rate and it would be helpful to describe how it is calculated or at least note the adverse consequence of its use (i.e., where

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account value is below the benefit base) and refer the reader to a description of how it is calculated.

Lastly, in stating that certain withdrawals take place "on a dollar for dollar basis," please revise the prospectus to clarify that the withdrawal reduces the applicable benefit base, and the amount available in subsequent contract years for an Annual withdrawal, on a dollar for dollar basis.

RESPONSE 11.D.

We have clarified the disclosure accordingly on page 45.

COMMENT 11.E. The prospectus notes in the second paragraph of the Annual withdrawal amount section that the Annual withdrawal amount is calculated by using a GIB benefit base that subtracts contributions and transfer into the Guaranteed benefit investment options over the prior four years. However, the prospectus notes in the following paragraph that each contribution "has a five year waiting period before it is available to be withdrawn on a dollar for dollar basis." Please revise the prospectus to clarify this inconsistency. In addition, please clarify what a waiting period means when the GIB benefit base, using the annual ratchet method, could be an amount that has nothing to do with the contributions and transfers of the prior five (or four) years. Further, please include an example that demonstrates how the Annual withdrawal amount is calculated when an annual ratchet base amount from a period preceding the waiting period is used as the GIB benefit base.

RESPONSE 11.E.

We have included certain clarifying disclosure on page 45. The requested example and the clarification regarding the "waiting period" will be provided in Pre-effective Amendment No. 3.

COMMENT 11.F. In the Annual Roll up rate section, the prospectus states that the roll up rate "credited to [the benefit base]" is tied to certain rates. For accuracy, please note that the roll up rate is used to calculate amounts that are credited to the benefit base.

RESPONSE 11.F.

The first sentence in the "Annual Roll-up rate" subsection on page 45 states that the Annual Roll-up rate is used to calculate amounts credited to the benefit base.

COMMENT 11G. The Annual Roll up rate section notes what the rate will not be less than, but does not state what it will equal. If the rate is set at the registrant's discretion subject to those minimums, please make that explicit.

RESPONSE 11.G.

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The last sentence has been added to the "Annual Roll-up rate" subsection on page
45 to explicitly state that the rate will be set at our discretion, subject to the stated minimum.

COMMENT 11H. The seventh paragraph states that the registrant "reserves[s] the right to set a rate "higher than the ten year Treasuries or the applicable guaranteed minimum." Please delete this sentence as redundant or explain to the staff what is intended.

RESPONSE 11.H.

This reference will be removed in Pre-effective amendment No. 3.

COMMENT 11.I. The third bullet on page 43 notes that a "pro rated" amount for contributions and transfers into the Guaranteed benefit investment options made during the contract year will be added to the Annual Roll up amount calculations at the end of the contract year. Please clarify the basis of the pro ration (e.g., an amount to reflect the duration of the year that the added amounts were in those options).

RESPONSE 11.I.

The basis for the pro ration is to include contributions and transfers made during the year in the year in the Annual Roll-up amount based on the portion of that year those amounts have been part of the Guaranteed benefit account value. We will provide an example in Pre-effective Amendment No. 3.

COMMENT 11.J. The last sentence of the Annual Roll up amount subsection on page 43 states that this amount "will reflect a deduction of any withdrawals of the Annual withdrawal amount." This sentence is confusing for two reasons.

First, the GIB benefit base will already reflect, either on a dollar for dollar or a pro rata basis, a deduction for those withdrawals. In light of this, please confirm with the staff the intent to also reflect this deduction in the Roll up amount that goes into the calculation of the GIB benefit base.

Second, the sentence does not state the basis (dollar for dollar or pro rata) for the deductions. Please revise the disclosure accordingly.

Also, since this deduction is part of the calculation or the roll up amount, please include it as a fourth bullet point in the sentence that otherwise purports to describe how the amount is calculated.

RESPONSE 11.J.

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We have revised the disclosure in this subsection and a fourth bullet point has been added. Please see page 46.

COMMENT 11.K. Please reconcile the paragraph following item (iii) on page 41 with the second to last paragraph under "Annual Withdrawal amount" on page 42, i.e., should insert "following a contribution/transfer" in between "sixth contract year" and "and before" in the former to more accurately correspond to disclosure of latter.

RESPONSE 11.K.

We have revised the disclosure under "Guaranteed income benefit" on page 44 and under "Annual withdrawal amount" on page 45.

COMMENT 11.L. In the second to last paragraph under "Annual withdrawal amount" on page 42, please clarify what "benefit base" is being referred to in the second sentence and also explain what is meant by "pro rata basis."

RESPONSE 11.L.

The disclosure in the third paragraph under "Annual withdrawal amount" on page 45 has been revised to correctly refer to the Roll-up benefit base and to provide a cross-reference to an example of a pro rata reduction.

COMMENT 11.M. The prospectus notes in the Death Benefit section that certain death benefits may be purchased on a stand alone basis while one can only be elected in combination with the Guaranteed Income Benefit. This suggests that the GIB may be purchased either with or without any of the Guaranteed Minimum Death Benefits. For clarity, please state whether election of the GIB requires the election of a Guaranteed Minimum Death Benefit.

RESPONSE 11.M.

The disclosure in the second paragraph under "Guaranteed minimum death benefits" on page 47 clarifies that the election of the GIB does not require the election of a Guaranteed minimum death benefit. However, the "Greater of" death benefit can only be elected in combination with the GIB. Also, please see our response to Comment 10.d.

COMMENT 12. Lifetime GIP payments (page 43)

COMMENT 12.A. As with the previous section please ensure that Appendix II includes an

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example to demonstrate the operation of each of the scenarios and alternative scenarios described in this section.

RESPONSE 12.A.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 12.B. The prospectus on page 43 states that when there is Non-Guaranteed benefit account value but no Guaranteed benefit account value that the death benefit will be terminated. The prospectus notes on page 44 that a death benefit is payable based on Non-Guaranteed benefit account value. Please reconcile the discrepancy.

RESPONSE 12.B.

We have revised the disclosure in item (v) under "Lifetime GIB payments" to reflect that it is the Guaranteed minimum death benefits available with the Guaranteed benefit variable investment options that will be terminated when the Guaranteed benefit account value goes to zero. The discussion in the second paragraph under "Death benefit" on page 47 describes the death benefit in connection with the Non-Guaranteed benefit variable investment options.

COMMENT 13. Guaranteed minimum death benefit (page 44)

Please disclose when one of these death benefits must be elected.

RESPONSE 13.

We have revised the disclosure on page 47 to reflect that a death benefit must be elected at issue.

COMMENT 14. Dropping a Guaranteed Benefit (page 44)

The prospectus notes in the third bullet point in this section that Guaranteed benefits may not be dropped until after any withdrawal period has expired. The prospectus also notes in the Withdrawal Charge subsection that all contracts, except the C version, has a withdrawal period that extends for several years after the most recent contribution. Accordingly, please note prominently in the summary that while there is a right to drop a Guaranteed benefit, that right may not be exercised until the end of the withdrawal period for the most recent contribution.

RESPONSE 14.

We have revised the disclosure in the eighth bullet under "Additional features" in "Retirement Cornerstone(SM) Series at a glance - key features" on page 12.

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COMMENT 15. Inherited IRA Beneficiary Continuation Contract (page 45)

It is entirely unclear exactly what is the purpose of a continuation contract in the contexts cited in the first and second paragraphs. It is unclear what are the circumstances under which the individuals cited as those who might choose such a contract would choose such a contract. The section is replete with phrases that au investor would have such difficulty in understanding such as "chang[ing]" the funding vehicle that the deceased owner selected" and "not suitable for beneficiaries electing the `5-year rule.' "While the phrase "Inherited IRA" is defined earlier in the prospectus, it is missing from the list of phrases that have to be redefined for purposes of the discussion in the third paragraph of the subsection. The carefully prescribed sets of individuals to whom such a contract is available raise the question as to why the contract is not available outside the sets (e.g., spousal beneficiaries of deceased qualified plan participants, or beneficiaries of IRAs held with AXA). The ninth bullet on page 45 lists certain features missing from this contract relative to other contracts without being clear as to whether the contract has the otter common features other than those listed. The last sentence of the third paragraph is a run on sentence, making unclear what is intended. Most importantly, this section is clearly intended to provide options to beneficiaries in complying with the tax code, but nowhere is there a suggestion to seek tax advice before taking any decisions. Please revise this section completely for plain English and to address the comments made above.

RESPONSE 15.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 16. Effect of your account values falling to zero (page 47)

The third bullet states that unless amounts are allocated to the Non-Guaranteed benefit account value at the time the Guaranteed account value falls to zero, the contract of an investor who has chose the GIB will terminate. The prospectus notes on page 43 in clause (vi) that, instead, in these circumstances a supplemental contract will be issued at that time for Lifetime GIB payments. Please revise the prospectus to ensure that the two disclosures are consistent.

RESPONSE 16.

We believe these disclosures are consistent. The contract will terminate if there is no Non-Guaranteed benefit account value at the time the Guaranteed benefit account value goes to zero. A supplemental contract will be issued in order to make Lifetime GIB payments to the contract owner.

COMMENT 17. Transferring your account value (page 49)

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COMMENT 17.A. Please highlight the second to last sentence of the third bullet point and also provide the disclosure prominently earlier in the prospectus.

RESPONSE 17.A.

We have modified and highlighted the disclosure on page 52.

COMMENT 17.B. The second subparagraph of the fourth bullet on page 49 refers to the "minimum rules for all categories." The investment allocation rules on page 36 suggest there is only one such rule. Please resolve the ambiguity.

RESPONSE 17.B.

We have revised the disclosure in this subparagraph on page 52.

COMMENT 17.C. The prospectus notes in the last paragraph of page 49 that the registrant will inform the investor if transfer restrictions are removed. Please revise the prospectus to clarify when investors will be told.

RESPONSE 17.C.

If we remove the restrictions regarding transferring amounts out of the guaranteed interest option, we will communicate this to the contract owners by sending them a supplement to the prospectus. The disclosure in the first full paragraph on page 53 has been revised accordingly.

COMMENT 18. Withdrawing your account value (page 52)

COMMENT 18.A. The prospectus describes on page 52 how payments under the maximum payment plan and the customized payment plan are calculated. Please ensure that Appendix II contains examples that demonstrate these calculations.

RESPONSE 18.A.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 18.B. The prospectus states in the second paragraph of the systematic withdrawals subsection on page 53 that there is a limit on the percent of Non-Guaranteed benefit account value that can by systematically withdrawn. The prospectus then notes in the following paragraph that the systematic withdrawal option will be terminated if these limits are exceeded and the investor subsequently makes a contribution to that account value. Please revise the prospectus to clarify the consequence of exceeding the limit when there is no subsequent contribution.

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RESPONSE 18.B.

As the second paragraph in this section discloses, the limits discussed are the monthly (0.8%), quarterly (2.4%) and annual (10%) limits on systematic withdrawals while the contract is subject to withdrawal charges. Once the withdrawal charges on the contract expire, these limits are lifted. At this time, a contract owner can elect a systematic withdrawal program in excess of these limits. Provided no subsequent contributions are made to the contract, there are no consequences to exceeding these limits because the contract is no longer subject to withdrawal charges. Only a subsequent contribution to the contract will terminate a program in excess of the limits because the contract now has account value that is subject to withdrawal charges. In this event, the contract owner may elect a new systematic withdrawal program that complies with the limits.

COMMENT 18.C. The prospectus states in the first paragraph of the substantially equal withdrawals subsection on page 53 that the substantially equal withdrawal option allows the investor to avoid the 10% tax penalty generally imposed on withdrawals from IRA contracts before age 59 1/2. In the automatic payment plans subsection, please clarify the extent to which withdrawals before 59 1/2 under automatic payment plans on similar contracts having GIBs are subject to this tax penalty.

RESPONSE 18.C.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 18.D. In the RMD subsection on page 54, the prospectus notes in the first sentence that RMD payments are "generally" not treated as an Excess withdrawal. However, the prospectus also notes in the last paragraph that RMDs are in fact counted as Excess Withdrawals unless the payments are made under the Automatic RMD service. Please revise the first paragraph of the subsection to clarify this or explain to the staff why you believe this exception does not make use of the word "generally" in the first paragraph misleading. In addition, please specifically state what benefit base is reduced and by how much for RMD withdrawals.

RESPONSE 18.D.

The use of the term "generally" in the first paragraph refers to the election of the Automatic RMD service. The last paragraph describes Excess withdrawal treatment when the Automatic RMD service was not elected. When the Automatic RMD service is elected, with or without an automatic payment plan, we will not treat these payments as excess withdrawals. The contract owner may incur an excess withdrawal in this situation if they choose to take a partial withdrawal in addition to the Automatic RMD service and/or automatic payment program. This is the scenario the term "generally" is qualifying.

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The last paragraph of this section describes a different situation where the
Automatic RMD services was not elected, and the Annual withdrawal amount is not sufficient to satisfy the RMD payment, and a further withdrawal in excess of the Annual withdrawal amount is made from the Guaranteed benefit variable investment options. In this situation, where the a withdrawal is made in excess of the Annual withdrawal amount from the Guaranteed benefit variable investment options, this withdrawal, even to satisfy the RMD amount, is treated as an Excess withdrawal.

COMMENT 18.E. The prospectus notes in the second paragraph that the registrant will make an extra payment, if necessary to meet the RMD amount and that "[t]he combined Automatic payment plan and RMD payment will be not be treated as an Excess withdrawal, "if applicable." Please clarify the meaning of this phrase. In addition, the next sentence states that the additional payment reduces the roll up benefit base. Given that the GIB benefit base is a "greater of" base, please clarify with the staff why the additional payment reduces only the roll up benefit base and not both the roll up and the annual ratchet bases on a dollar for dollar basis. Please note that omitting the annual ratchet base suggests that that base would still, as suggested by the first sentence of the "How withdrawals affect your Guaranteed benefits subsection on page 55, be reduced pro-rata which could in turn reduce the GIB benefit base pro rata.

RESPONSE 18.E.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 18.F. The prospectus states in the "Surrendering your contract to receive its cash value" subsection on page 55 that if an investor "surrenders [the] contract to receive its cash value" where that cash value is less than the Annual withdrawal amount, the cash value will be deposited into certain investment options and a "supplementary life annuity contract" will be issued. Please explain to the staff how issuing an annuity contract in response to a request for cash complies with Rule 22c-1 under the 1940 Act.

RESPONSE 18.F.

We do not see the reference to "depositing" the cash value. In this scenario, the cash value would not be deposited; instead, the investor would receive his cash value immediately and a supplemental contract would be issued to continue payments of his Lifetime GIB payments.

COMMENT 19. Your annuity payout options (page 56)

COMMENT 19.A. The prospectus states in the second paragraph of this section that the registrant will convert the contract on the maturity to the default annuity payout option if

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the investor has not made an affirmative choice. Please clarify what notice the registrant will provide to the investor in advance of this action.

RESPONSE 19.A.

The third sentence in this second paragraph of this section currently refers the reader to "Annuity maturity date" later in the section for details on how the contract is converted to the default annuity payout option. On page 62, under "Annuity maturity date", the last sentence of the first paragraph states: "We will send a notice with the contract statement one year prior to the annuity maturity date.

COMMENT 19.B. The prospectus states in the third paragraph of the section that the registrant reserves the right to change the guaranteed annuity purchase rates. Please confirm that the advance notice will be sufficient for an investor to annuities under the old rates if desired and that the change will not apply to any amounts already annualized.

RESPONSE 19.B.

We will provide at least 30 days advance written notice to the contract owner's last address of record. We will only change annuity purchase factors for new contributions. In addition, the contract does not permit partial annuitization, so any change to the guaranteed annuity purchase rate would not affect contract owners that have already annuitized. In the second paragraph under "Your annuity payout options" on page 60, the prospectus states: "Please note that the contract is not treated as annuitized unless all amounts remaining under the contract have been converted to annuity payments; there is no partial annuitization."

COMMENT 19.C. The prospectus notes in the last paragraph on page 57 that was a withdrawal charge for converting balances to the Income Manager payout option is imposed, "the withdrawal charges under the Income Manager will apply." Please clarify how these charges differ from other withdrawal charges and revise both the fee table, if applicable, and the Charges and Expenses section to account for this charge.

RESPONSE 19.C.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 20. Charges and expenses (page 59)

COMMENT 20.A. For the "For contract with a standalone Guaranteed minimum death benefit" on page 61, please highlight the last sentence of the paragraph and apply the same to the last sentence of third paragraph under "For contracts with GIB."

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RESPONSE 20.A.

We have been bolded these two sentences as reflected on page 65.

COMMENT 20.B. Please provide disclosure under "Annual Ratchet death benefit" on page 61 and "Greater of death benefit" on page 62 as was provided in last paragraph under "guaranteed income benefit charge" on page 62 regarding pro rating of the charges (as also reflected in footnote 8 to the fee tables on page
14).


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RESPONSE 20.B.

We have revised the disclosure on page 66.

COMMENT 20.C. The prospectus makes reference on page 62 to a fee for the Variable Immediate Annuity payout option. Inasmuch as the cover page of the prospectus notes it describes deferred contracts only, please clarify what is intended by the phrase "Variable Immediate Annuity."

RESPONSE 20.C.

The Variable Immediate Annuity is a payout option available under the contract and described in its own prospectus, as disclosed on pages 11 and 61 of the Retirement Cornerstone(SM) Prospectus. A cross-reference to the discussion on page 61 has been provided on page 66.

COMMENT 21. Payment of Death Benefit (page 64)

COMMENT 21.A. The prospectus notes that certain parties may continue a contract following the death of the owner under either the spousal continuation option or the beneficiary continuation option. Please revise this section to highlight the differences between the two options, and what are the circumstances under which the party making the choice should choose one option over the other.

RESPONSE 21.A.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 21.B. Please ensure that all differences between continued contracts and the contracts described in the prospectus are outlined in this subsection.

RESPONSE 21.B.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 21.C. Please consider relocating the Inherited IRA Continuation Contract subsection to a point after the continuation subsections described in this section.

RESPONSE 21.C.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 22. Tax information (page 68)

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Please confirm that the disclosure is current and otherwise complies with the disclosure requirements of Item 12.

RESPONSE 22.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 23. About the General Account (page 80)

Please revise this section to remind investors that the general account is subject to the claim of creditors.

RESPONSE 23.

We have added new disclosure in the first paragraph under "About the general account" on page 84.

COMMENT 24. If applicable, please update "About legal proceedings" on page 82 as appropriate.

RESPONSE 24.

A response to this comment and any applicable disclosure changes will be provided in Pre-effective Amendment No. 3.

COMMENT 25. Appendices

Please note that any appendices to be subsequently filed by pre-effective amendment will be subject to further staff review.

RESPONSE 25.

We understand that any appendices in Pre-effective Amendment No. 3 will be subject to further review by the staff.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 26. Please confirm relevance of section "Calculation of variable Annuity Payments" given that the contract only offers fixed annuity options.

RESPONSE 26.

We have removed this section from the Statement of Additional Information.

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PART C

COMMENT 27. Financial Statements, Exhibits, and Certain Other Information

COMMENT 27.A. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE 27.A.

Pre-effective Amendment No. 2 includes Exhibits. Financial Statements and other required disclosures will be included in Pre-effective Amendment No. 3.

.................................................................................

Pre-effective Amendment No. 3 will be accompanied by the representations requested by Comment 28.


Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff's comments. We appreciate your assistance with this filing.

                                             Yours truly,

                                             /s/ Dodie Kent
                                             --------------
                                             Dodie Kent


Cc:  Christopher E. Palmer, Esq.


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